

March 30, 2012

<u>Via E-mail</u>
Tom Buuck
Idaho Mutual Trust Community Co-op, LLC
12594 W. Explorer Drive, Suite 100
Boise, Idaho 83713

> **Re: Idaho Mutual Trust Community Co-op, LLC**
> **Amendment No. 2 to Registration Statement on Form 1-A**
> **Filed March 20, 2012**
> **File No. 024-10311**

Dear Mr. Buuck:

We have reviewed your registration statement amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form 1-A Amendment No. 2, filed March 20, 2012

Part F/S, page 42

1. We note the revisions made to your filing as a result of comment five from our letter dated February 29, 2012. Please tell us and amend your filing as applicable to address the following:

    *   Clearly state that the pro forma financial statements presented are for a one year period even though they are based upon actual performance of Idaho Mutual Trust funded loans during the past six months;

- Based upon disclosure in Note 10, please revise the Class AAA Earnings, Equity yield, and Equity Cash Payout amounts and percentages for your minimum capital raise to reflect the fact that a minimum five percent return is paid to the Class AAA shareholders before any profits are split between these shareholders and the Managers on an 80%/20% basis; and
- We note your disclosure in Note 11 and also in your Risk Factor disclosures on page 16 that the accumulated loan loss reserve is an "arbitrary" calculation. Please note that U.S. GAAP does not permit the establishment of loan loss reserves that are not supported by appropriate analysis and therefore requires a well documented and consistently applied methodology (ASC 310-10-35-4(c)). As a result, please further clarify your statement and revise your filing accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at John Spitz at 202-551-3484 or me at 202-551-3423 if you have questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief